

June 6, 2013

Via E-mail
Lynn Atchison
Chief Financial Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, TX 78703

> **Re: HomeAway, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-35215**

Dear Ms. Atchison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   On June 7, 2012, you filed a current report on Form 8-K that announced the results of your shareholders' advisory vote on the frequency of the shareholder advisory vote on executive compensation. You do not appear, however, to have disclosed your decision, in light of such vote, as to how frequently you will include a shareholder vote on the compensation of executives. See Item 5.07(d) of Form 8-K, and for guidance, refer to Question 121A.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Form 8-K. Please note that this may impact your eligibility to use Form S-3. See General Instruction I.A.3 of Form S-3. Please advise.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data

Other Financial Data, page 32

2.   We note that you provide Pro forma net income as a non-GAAP financial measure. It does not appear that your current presentation meets the disclosure requirements of Article 11 of Regulation S-X. Please explain to us how you determined to identify this measure as pro forma.

Item 11. Executive Compensation, page 69 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2013)

Executive Compensation

Executive Compensation Program Components

Base Salary, page 23

3.   Each of your named executive officers received base salary increases in fiscal 2012. Although you discuss what you generally considered in adjusting base salaries, you have not addressed the specific considerations that led to the corresponding salary increases for each named executive officer. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Annual Cash Bonuses, page 24

4.   You state that you weighted each annual cash bonus opportunity based 80% on corporate performance measures and 20% on individual performance measures. You then disclose that you achieved the corporate performance measures at 98% and that each named executive officer received a score of 3 for their individual performance objective. You do not appear to explain how performance against each of these targets impacted the amounts actually awarded to each named executive officer. For example, you do not discuss whether meeting the corporate targets at a 98% level meant that the named executive officers each received 98% of the percentage of their annual cash bonuses tied to corporate performance measures, or why cash bonuses appear to have been awarded even though you did not achieve 100% of the corporate performance target. In addition, you do not explain how a score of 3 and a weighting of 20% impacted the percentage of annual cash bonuses based on individual performance measures. Finally, although each corporate measure was weighted equally, it is unclear how you performed against each of the corporate measures individually. Please address these issues in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

5.   It appears that you have not disclosed your corporate targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. These targets are based on GAAP revenue and Adjusted EBITDA, company-wide financial results publicly disclosed in your annual report. It is unclear how disclosure of these targets, after you have already disclosed GAAP revenue and Adjusted EBITDA for fiscal 2012, will result in competitive harm. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/S/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant